

Mail Stop 3233

July 7, 2017

<u>Via E-Mail</u>
Anna T. Chew
Vice President and Chief Financial Officer
UMH Properties, Inc.
Juniper Business Plaza
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

> **Re: UMH Properties, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 30, 2017**
> **File No. 333-219118**

Dear Ms. Chew:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jeffrey S. Lowenthal, Esq.
       Stroock & Stroock & Lavan LLP